CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, Thomas Rice, SME Registered Member, and report, NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada dated November 19, 2014 (the “Report”), and the information contained in my Report, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2015, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 28th day of March, 2016.
Yours very sincerely,

   /s/ Thomas Rice
Thomas Rice, SME Registered Member